UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the month of:	February 2014

Commission File Number	333-183376

Xtra-Gold Resources Corp.
(Translation of registrant’s name into English)

357 Bay Street, Suite 902, Toronto, Ontario, M5H 2T7, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]               Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [  ]

SUBMITTED HEREWITH

Exhibit	Description of Exhibit
99.1	News Release dated February 13, 2014
99.2	Material Change Report dated February 17, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 18, 2014	XTRA-GOLD RESOURCES CORP.
(Registrant)

	By:	/s/ Paul Zyla
Paul Zyla
Chief Executive Officer